March 28, 2008

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:
Joseph Kempf, Staff Accountant
Robert Littlepage, Accountant Branch Chief
Jonathan Groff, Staff Attorney
Celeste Murphy, Legal Branch Chief

Re:           BayHill Capital Corporation
Form 10-KSB for the fiscal year ended June 30, 2010
Filed September 30, 2010
File No.  000-11730
Response to Staff Letter Dated March 16, 2011

Greetings:

We have reviewed the comments set forth in your letter dated March 16, 2011 (the “Staff Letter”) regarding the Annual Report on Form 10-KSB (the “Annual Report”) of BayHill Capital Corporation (“BayHill”) referenced above, and offer the following responses.  For ease of reference, each of our responses is preceded by a bolded statement addressing the applicable comments set forth in the Staff Letter.  BayHill intends to comply with comments/requests in the Staff Letter in BayHill’s future filings.  The following comments respond to specific comments and describe how we intend to comply.

1.      Effectiveness and Framework for Evaluation of Effectiveness of Internal Control Over Financial Reporting.

The Staff Letter cites several examples of (i) language that we placed in, (ii) language that we failed to place in, or iii) disclosure errors in our filing of BayHill’s Annual Report on Form 10-K for the Year Ended June 30, 2010 and quarterly report on Form 10-Q for the period ended September 30, 2010.  The Staff Letter requested

25 East 200 South, Lehi Utah, 84043   Telephone  801-592-3000   FAX 801-766-5449

that we consider how such language and such errors bear on BayHill’s determination of the effectiveness of BayHill’s internal control over financial reporting.  BayHill has now completed such a review and we offer this response.

Based on this review, and the items in the staff’s letter, Management has increased our controls and separation of duties by engaging the services of a financial executive with previous public-company experience to augment our present management team in giving a secondary review of BayHill’s financial transactions and periodic reports.  With this additional resource in place, management has recommend to the Audit Committee of the Board (the “AC”) a written “Financial Reporting Protocol” to be applied to the financial reporting exercise  for periods starting with BayHill’s quarterly report on Form 10-Q for the period ending March 31, 2011.  The AC has considered and adopted this written Protocol and has determined that it will more fully confirm reliability and effectiveness of the internal controls over financial reporting.

BayHill offers this additional evaluation:          Most apparent short-comings are entirely attributable to a one-time, substantial and non-recurring transaction.  The unique nature of that transaction put considerable pressure on the internal controls of BayHill.  Timely and accurate reporting is the objective of BayHill’s system of internal controls over financial reporting and the Audit Committee of BayHill has instructed management to bring to the AC early indication of any potential shortcoming or weakness.  Management accepted the challenge of negotiating the terms of the sale of BayHill’s active subsidiary, Commission River, in a manner and at a time that could be compatible with BayHill’s reporting requirements.  Certain weaknesses appear to have crept into the usual careful and thorough process used by Management and the AC.  The AC acknowledges that the Company has been understaffed when asking the same person to act as the CEO and the acting CFO.  Management has assured the AC that the nature of the Company’s current business is well within the capabilities of and the time-availability of BayHill’s management and we do not expect a recurrence of any similar weaknesses.

2.      Executive Compensation on page 26 of the Form 10-K

The Staff Letter notes reference to “director fees” on pages F-6 and F-13.  The Staff Letter requested that we explain why we did not provide the director compensation information required by Regulation S-K Item 402(r) and confirm that we will do so going forward.

BayHill acknowledges that its disclosure about director fees in the financial statements and footnotes should have been addressed in the body of the Form consistent with    Regulation S-K(r).  Management has included this specific item in the written Financial Reporting Protocol described above.  Management believes and the AC has determined that adoption of the written Protocol will more fully assure routine inclusion of Executive Compensation disclosure in compliance with applicable regulations and will confirm reliability and effectiveness of the internal controls over financial reporting.

Additionally, by this letter, we also acknowledge that (i) BayHill is responsible for the adequacy and accuracy of the disclosures in the Annual Report; (ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Annual Report; and (iii) BayHill may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for bringing to our attention these matters.  We hope our response will be found acceptable and will conclude your work on this matter.  If you should require any further information for clarification, please contact Robert K. Bench at (801) 362-2115 or BayHill Capital Corporation, 25 East 200 South, Lehi, Utah 84043 or FAX 801-766-5449.

Sincerely,

/s/ Robert K. Bench

Robert K. Bench, CEO & acting CFO

/s/ James U. Jensen

James U. Jensen, Chairman